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                                                                       Exhibit 2

     SUPPLEMENTARY STATEMENT FOR THE SEVENTH FISCAL YEAR  [SUMMARY]

Crayfish Co., Ltd. (Nasdaq: CRFH; MOTHERS: 4747) ("Crayfish" or "the
Company"), has made available for inspection at its head office certain Japanese language materials (the "Materials") pursuant to section 282 of the Japanese Commercial Code. The Materials will be available for viewing by any shareholder of the Company for a period of 5 years from the date hereof during normal business hours. Information contained in the Materials is historical and presented in tabular form. Shareholders may find substantially similar information in the Financial Report for the Seventh Fiscal Year [English Translation] filed on Form 6-K on December 26, 2002. The Materials relate to the following categories of information:

1. Fluctuations of paid-in capital and reserves.

2. Details of acquisition/disposal of assets and depreciation/ amortization expenses.

3. Details of allowances and their purpose and measures of assessment of amounts.

4. Details of credits/debts against controlling shareholders.

5. Amount of remuneration paid to directors and statutory auditors.

6. Details of transactions with controlling shareholders and related increases/decreases in credit or debts.

7. Details of the Company's holdings of share capital (of greater than 25%) in other companies.

8. Other activities of directors and auditors.

9. Details of sales, general and administrative expenses.




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